Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272939

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED MAY 8, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 8, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-272939), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on November 19, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial and Operating Results for the three and nine months ended September 30, 2024

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated November 18, 2024, announcing its financial and operating results for the three and nine months ended September 30, 2024.

EXHIBIT INDEX

99.1	Press Release dated November 18, 2024

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports third quarter and nine months 2024 financial and operating results

Athens, Greece, November 18, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $48,000 per day.

•	All our handysize dry bulk carriers and our Aframax tanker are unencumbered.

•

Fleet operational utilization of 90.2% for the three months ended September 30, 2024, mainly due to the commercial idle days of the vessel that operated in the spot market, as our vessels that operated under time charter employment had few commercial idle days.

•	Revenues of $9.3 million for the three months ended September 30, 2024, corresponding to a daily TCEI of $13,084.

•	24% increase in daily TCE for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023.

•	Net Income of $5.1 million, EBITDA[i] of $7.0 million and Basic EPS of $0.69 for the three months ended September 30, 2024.

•	Net Loss of $2.9 million, EBITDA of $3.0 million and Basic Loss per Share of $1.60 for the nine months ended September 30, 2024.

•

Adjusted net income[i] of $0.3 million and $7.7 million for the three and nine months ended September 30, 2024, respectively, a decrease of 91% for the 3 months’ period and an increase of 106% for the nine months’ period compared to the 2023 equivalent period.

•	Adjusted EBITDA[i] of $13.5 million for the nine months ended September 30, 2024, an increase of 92% as compared to the nine months ended September 30, 2023.

•

In July 2024, the Company paid off the remaining 90% purchase price on the Aframax oil tanker, amounting to $39.5 million, using cash provided by operations, cash on hand and net proceeds from equity offerings.

•

The Company recorded a non-cash adjustment of $10.4 million as “Loss on Warrants” for the nine months ended September 30, 2024, which mainly arose due to the change in the fair value of warrants as at September 30, 2024 as compared to the fair value as of their issuance date during Q1 2024.

i

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Third Quarter 2024 Results:

•

Voyage revenues for the three months ended September 30, 2024 amounted to $9.3 million, a decrease of $0.8 million compared to revenues of $10.1 million for the three months ended September 30, 2023, primarily due to the decrease in rates. Total calendar days for our fleet were 368 days for the three months ended September 30, 2024, as compared to 263 days for the same period in 2023. Of the total calendar days in the third quarter of 2024, 245, or 66.6%, were time charter days, as compared to 180 or 68.4% for the same period in 2023. Our fleet utilization was 100.0% and 99.6% for the three months ended September 30, 2024 and 2023 respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2024 were $4.5 million and $2.2 million, compared to $2.8 million and $1.5 million for the three months ended September 30, 2023. The increase in both voyage expenses and vessels’ operating expenses was attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended September 30, 2024 included bunkers cost and port expenses of $1.8 million and $1.5 million, respectively, corresponding to 40% and 33% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market. Operating expenses for the three months ended September 30, 2024 mainly included crew expenses of $1.2 million, corresponding to 55% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 23% of total vessel operating expenses, and maintenance expenses of $0.2 million, representing works and repairs on the vessels, corresponding to 9% of total vessel operating expenses.

•

Depreciation for the three months ended September 30, 2024 was $1.6 million, a $0.2 million increase from $1.4 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended September 30, 2024 were $0.16 million, a $0.04 million increase from $0.12 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for each of three months’ periods ended September 30, 2024 and 2023 were $0.4 million and were mainly related to expenses incurred as a result of operating as a separate public company.

•

Interest and finance costs for the three months ended September 30, 2024 were $0.4 million and mainly related to the accrued interest expense – related party, in connection with the $14.4 million, part of the acquisition price of our bulk carrier, the Eco Spitfire, which is payable by April 2025, while for the three months ended September 30, 2023, $0.6 million related to the accrued interest expense – related party in connection with the $38.7 million, part of the acquisition price of our Aframax tanker, the Afrapearl II, which was completely repaid in July 2024.

•	Interest income for the three months ended September 30, 2024 was $0.2 million and related to the interest earned from the time deposits held by the Company.

•

Gain on warrants for the three months ended September 30, 2024 was $4.8 million and mainly related to net fair value gains on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted net income was $0.3 million corresponding to an Adjusted EPS, basic of $0.02 for the three months ended September 30, 2024 compared to an Adjusted net income of $3.3 million corresponding to an Adjusted EPS, basic, of $43.00 for the same period of last year.

•

Adjusted EBITDA for the three months ended September 30, 2024 and 2023 amounted to $2.2 million and $5.3 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 4.0 vessels were owned by the Company during the three months ended September 30, 2024 compared to 2.9 vessels for the same period in 2023.

Nine months 2024 Results:

•

Voyage revenues for the nine months ended September 30, 2024 amounted to $32.9 million, an increase of $17.9 million compared to revenues of $15.0 million for the nine months ended September 30, 2023, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 966 days for the nine months ended September 30, 2024, as compared to 625 days for the same period in 2023. Of the total calendar days in the first nine months of 2024, 612 or 63.4%, were time charter days, as compared to 506 or 81.0% for the same period in 2023. Our fleet utilization for the nine months ended September 30, 2024 and 2023 was 99.6% and 99.8%, respectively.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2024, were $10.4 million and $6.0 million respectively, compared to $3.3 million and $3.3 million for the nine months ended September 30, 2023. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the nine months ended September 30, 2024 mainly included bunker costs of $4.9 million, corresponding to 47% of total voyage expenses, and port expenses of $3.4 million, corresponding to 33% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market. Operating expenses for the nine months ended September 30, 2024 mainly included crew expenses of $3.1 million, corresponding to 52% of total operating expenses, spares and consumables costs of $1.3 million, corresponding to 22%, and maintenance expenses of $0.6 million, representing works and repairs on the vessels, corresponding to 10% of total vessel operating expenses.

•

Depreciation for the nine months ended September 30, 2024 was $4.6 million, a $1.9 million increase from $2.7 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the nine months ended September 30, 2024 were $0.4 million, a $0.1 million increase from $0.3 million for the same period of last year, due to the increase in the calendar days of our fleet during the current period.

•

General and Administrative costs for the nine months ended September 30, 2024 were $2.5 million and mainly related to expenses incurred relating to the two public offerings and the reverse stock split and expenses incurred as a result of operating as a separate public company. General and Administrative costs for the nine months ended September 30, 2023 were $0.9 million.

•

Interest and finance costs for the nine months ended September 30, 2024 were $2.1 million and mainly related to the accrued interest expense – related party in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II, which was completely paid off in July 2024, and of our bulk carrier Eco Spitfire, which is payable by April 2025, while for the nine months ended September 30, 2023 interest and finance costs were $0.6 million related to the accrued interest expense – related party in connection with the $38.7 million, part of the acquisition price of our Aframax tanker Afrapearl II.

•	Interest income for the nine months ended September 30, 2024 was $0.8 million and related to the interest earned from the time deposits held by the Company.

•

Loss on warrants for the nine months ended September 30, 2024 was $10.4 million and mainly related to the net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted Net Income was $7.7 million corresponding to an Adjusted EPS, basic of $1.06 for the nine months ended September 30, 2024 compared to adjusted net income of $3.7 million, corresponding to an Adjusted EPS, basic of $76.72 for the same period in the last year.

•

Adjusted EBITDA for the nine months ended September 30, 2024 and 2023 amounted to $13.5 million and $7.1 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 3.5 vessels were owned by the Company during the nine months ended September 30, 2024 compared to 2.3 vessels for the same period of 2023.

CEO Dr. Diamantis Andriotis commented:

Following the completion of the first 9 months of operations of 2024, C3is has reported Voyage Revenues of $32.9 million – an increase of 119% from 2023, an Adjusted Net Income of $7.7 million – 108% higher than 2023, and an adjusted EBITDA of $13.5 million – 92% higher than 2023. We have taken delivery of our fourth vessel this year, bringing our total fleet capacity to 213,464 DWT, an increase of 234% from the Company’s inception over a year ago.

In April 2024 we paid off $1.62 million, representing the 10% balance due on the Eco Spitfire, and during the third quarter of 2024, we paid off the remaining balance of $39.5 million due on our Aframax tanker.

We have more than trebled our fleet capacity without incurring any bank debt.

Our strategy of expansion has continuously been bearing fruits, as proven by the results of every single quarter since the Company’s inception.

We will continue to aim at achieving sustainable growth despite the current challenges of macro and micro conditions.

The results of the US elections will have significant implications on the global shipping industry.

The proposed policies of 10% tariff on all U.S. imports and 60% tariff on Chinese products are poised to re-shape trade dynamics, thus affecting shipping.

The industry also faces added uncertainty around the current geopolitical situation, with two major conflicts having a significant impact on shipping markets, combined with the outcome of environmental regulations.

We will closely monitor these evolving situations and maintain an agile and effective control of our business, focusing on maximizing our results.

We will continue to address industry challenges, and will maintain our strategy to provide safe global transportation services in parallel with producing excellent financial performance, attractive returns and growth prospects for our shareholders.

Conference Call details:

On November 18, 2024, at 11:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for one of our drybulk vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2023 and September 30, 2024.

FLEET DATA	Q3 2023	Q3 2024	9M 2023	9M 2024
Average number of vessels (1)	2.86	4.00	2.29	3.53
Period end number of owned vessels in fleet	3	4	3	4
Total calendar days for fleet (2)	263	368	625	966
Total voyage days for fleet (3)	262	368	624	962
Fleet utilization (4)	99.6%	100.0%	99.8%	99.6%
Total charter days for fleet (5)	180	245	506	612
Total spot market days for fleet (6)	82	123	118	350
Fleet operational utilization (7)	98.5%	90.2%	93.6%	90.3%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income/(loss) before gain/(loss) on warrants and share based compensation. EBITDA represents net income/(loss) before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income/(loss) before interest and finance costs, interest income, depreciation, gain/(loss) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine-Month Period Ended September 30th,
	2023	2024	2023	2024
Net Income/(Loss) - Adjusted Net Income
Net income/(loss)	3,331,044	5,074,563	3,719,169	(2,895,769)
(Less)/Plus (gain)/loss on warrants	—	(4,825,723)	—	10,350,813
Plus share based compensation	—	78,149	—	204,629
Adjusted Net Income	3,331,044	326,989	3,719,169	7,659,673
Net Income/(Loss) - EBITDA
Net income/(loss)	3,331,044	5,074,563	3,719,169	(2,895,769)
Plus interest and finance costs	620,282	443,387	621,011	2,143,810
Less interest income	—	(176,333)	—	(818,900)
Plus depreciation	1,382,297	1,625,471	2,722,425	4,552,180
EBITDA	5,333,623	6,967,088	7,062,605	2,981,321
Net Income/(Loss) - Adjusted EBITDA
Net income/(loss)	3,331,044	5,074,563	3,719,169	(2,895,769)
(Less)/Plus (gain)/loss on warrants	—	(4,825,723)	—	10,350,813
Plus share based compensation	—	78,149	—	204,629
Plus interest and finance costs	620,282	443,387	621,011	2,143,810
Less interest income	—	(176,333)	—	(818,900)
Plus depreciation	1,382,297	1,625,471	2,722,425	4,552,180
Adjusted EBITDA	5,333,623	2,219,514	7,062,605	13,536,763
EPS
Numerator
Net income/(loss)	3,331,044	5,074,563	3,719,169	(2,895,769)
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(212,500)	(570,833)
Less: Undistributed earnings allocate to non-vested shares	—	(41,432)	—	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	—	(2,862,000)
Net income/(loss) attributable to common shareholders, basic	3,139,377	4,841,464	3,506,669	(6,328,602)
Denominator
Weighted average number of shares	73,012	6,974,686	45,706	3,955,613
EPS - Basic	43.00	0.69	76.72	(1.60)

Adjusted EPS
Numerator
Adjusted net income	3,331,044	326,989	3,719,169	7,659,673
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(212,500)	(570,833)
Less: Undistributed earnings allocated to non-vested shares	—	(1,148)	—	(26,884)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	—	(2,862,000)
Adjusted net income attributable to common shareholders, basic	3,139,377	134,174	3,506,669	4,199,956
Denominator
Weighted average number of shares	73,012	6,974,686	45,706	3,955,613
Adjusted EPS, Basic	43.00	0.02	76.72	1.06

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)
	Q3 2023	Q3 2024	9M 2023	9M 2024
Voyage revenues	10,107,108	9,265,750	14,962,205	32,884,955
Voyage expenses	2,796,633	4,450,905	3,255,260	10,426,879
Time charter equivalent revenues	7,310,475	4,814,845	11,706,945	22,458,076
Total voyage days for fleet	262	368	624	962
Time charter equivalent rate	27,903	13,084	18,761	23,345

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q3 2023	Q3 2024	9M 2023	9M 2024
Revenues
Revenues	10,107,108	9,265,750	14,962,205	32,884,955

Total revenues	10,107,108	9,265,750	14,962,205	32,884,955

Expenses
Voyage expenses	2,685,556	4,342,258	3,085,246	10,022,393
Voyage expenses – related party	111,077	108,647	170,014	404,486
Vessels’ operating expenses	1,441,088	2,198,105	3,281,260	5,928,676
Vessels’ operating expenses – related party	21,750	37,500	51,750	104,667
Drydocking costs	10,238	—	184,387	—
Management fees – related party	115,280	161,920	274,560	425,040
General and administrative expenses	283,037	267,267	822,523	2,150,779
General and administrative expenses – related party	107,716	128,868	33,497	354,313
Depreciation	1,382,297	1,625,471	2,722,425	4,552,180

Total expenses	6,158,039	8,870,036	10,625,662	23,942,534

Income from operations	3,949,069	395,714	4,336,543	8,942,421

Other (expenses)/income
Interest and finance costs	(562)	(2,638)	(1,291)	(11,230)
Interest and finance costs – related party	(619,720)	(440,749)	(619,720)	(2,132,580)
Interest income	—	176,333	—	818,900
Foreign exchange gain/(loss)	2,257	120,180	3,637	(162,467)
Gain/(loss) on warrants	—	4,825,723	—	(10,350,813)

Other (expenses)/income, net	(618,025)	4,678,849	(617,374)	(11,838,190)

Net income/(loss)	3,331,044	5,074,563	3,719,169	(2,895,769)

Earnings/(Loss) per share (ii)
- Basic	43.00	0.69	76.72	(1.60)
- Diluted	15.43	0.01	19.72	(1.60)
Weighted average number of shares
- Basic	73,012	6,974,686	45,706	3,955,613
- Diluted	215,869	19,078,149	188,563	3,955,613

ii

The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023 and to the reverse stock split effected in April 2024.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	September 30, 2024
Assets
Current assets
Cash and cash equivalents	695,288	8,016,402
Time deposits	8,368,417	—
Trade and other receivables	10,443,497	1,998,276
Other current assets	33,846	21,158
Inventories	689,269	851,481
Due from related parties	—	2,685,061
Advances and prepayments	80,267	9,699
Operating lease right-of-use assets	—	43,821

Total current assets	20,310,584	13,625,898

Non current assets
Vessels, net	75,161,431	85,775,276

Total non current assets	75,161,431	85,775,276

Total assets	95,472,015	99,401,174

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	547,017	1,436,876
Payable to related parties	38,531,016	14,550,185
Accrued and other liabilities	634,297	1,695,528
Operating lease liabilities	—	43,821
Deferred income	215,836	741,700

Total current liabilities	39,928,166	18,468,110

Non current liabilities
Warrant liability	—	9,660,770

Total non current liabilities	—	9,660,770

Total liabilities	39,928,166	28,128,880

Commitments and contingencies
Stockholders’ equity
Capital stock	874	105,976
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	47,191,056	69,143,001
Retained earnings	8,345,919	2,017,317

Total stockholders’ equity	55,543,849	71,272,294

Total liabilities and stockholders’ equity	95,472,015	99,401,174

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	9M 2023	9M 2024
Cash flows from operating activities
Net income/(loss) for the period	3,719,169	(2,895,769)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	2,722,425	4,552,180
Share based compensation	—	204,629
Unrealized foreign exchange loss on time deposits	—	156,921
Loss on warrants	—	10,350,813
Non-cash lease expense	—	18,369
Offering costs attributable to warrant liability	—	1,078,622
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,466,091)	8,445,221
Other current assets	(112,776)	12,688
Inventories	(1,896,180)	(162,212)
Advances and prepayments	17,943	70,568
Increase/(decrease) in
Trade accounts payable	140,386	889,859
Changes in operating lease liabilities	—	(18,369)
Due from related party	—	(2,846,961)
Due to related parties	2,900,843	(1,231,831)
Accrued liabilities	371,148	1,061,231
Deferred income	—	525,864

Net cash provided by operating activities	5,396,867	20,211,823

Cash flows from investing activities
Cash outflows related to vessel acquisitions	(4,300,000)	(1,623,125)
Increase in bank time deposits	—	(20,001,175)
Maturity of bank time deposits	—	28,212,671

Net cash (used in)/ provided by investing activities	(4,300,000)	6,588,371

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—
Proceeds from follow-on offerings	5,003,250	13,147,990
Proceeds from exercise of warrants	—	5,852,396
Stock issuance costs	(455,847)	(1,778,633)
Dividends paid on preferred shares	—	(570,833)
Repayment of seller financing	—	(36,130,000)

Net cash provided by/ (used in) financing activities	7,852,486	(19,479,080)

Net increase in cash and cash equivalents	8,949,353	7,321,114
Cash and cash equivalents at beginning of period	—	695,288

Cash and cash equivalents at end of period	8,949,353	8,016,402